On the Letterhead of Computershare

Computershare Trust Company of Canada
3rd Floor – 510 Burrard Street
Vancouver, BC
V6C 3B9
Phone: + 1 604 661 9400
Fax: +1 604 661 9549
Website: www.computershare.com

Date: April 15, 2013

To: All Canadian Securities Regulatory Authorities

Subject: RUBICON MINERALS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject  Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		May 10, 2013
Record Date for Voting (if applicable) :		May 10, 2013
Beneficial Ownership Determination Date :		May 10, 2013
Meeting Date :		June 26, 2013
Meeting Location (if available) :		TBD
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:
Number of shares greater than:		n/a
Holder Consent Type(s):		n/a
Holder Provinces-Territories:		n/a
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:
Number of shares greater than:		n/a
Holder Provinces-Territories:		n/a
Voting Security Details:
Description	CUSIP Number		ISIN
COMMON	780911103		CA7809111031

The reporting issuer intends to use the Notice and Access  mechanism to send proxy-related   materials.

Sincerely,

"/s/ Computershare"

Computershare

Agent for RUBICON MINERALS CORPORATION